UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-36059

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Registrant)

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, Mexico City 01210

+(52) 55-5261-6400

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

EXPLANATORY NOTE

On December 18, 2025, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS) (“Volaris” or the “Company”) issued a press release announcing that the Company has entered into an agreement with Grupo Viva Aerobus, S.A. de C.V. (“Viva”) to create a new Mexican airline group under a holding company structure (the “Transaction”), with the objective of expanding low fare travel and connectivity within Mexico and abroad. A copy of this press release is attached to this Form 6-K as Exhibit 99.1 and incorporated herein by reference.

On December 18, 2025, the Company distributed an email correspondence to its Mexican shareholders announcing the Transaction. A copy of this email correspondence is attached to this Form 6-K as Exhibit 99.2 and incorporated herein by reference.

Forward-Looking Statements

Certain statements in this Form 6-K, including statements concerning and involving Volaris, Viva, the proposed Transaction, including statements about the benefits of the Transaction, and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Volaris’ and Viva’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Volaris’ and Viva’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward-looking statements. Words such as “will,” “expect,” “likely,” “outlook,” “forecast,” “preliminary,” “would,” “could,” “should,” “can,” “project,” “intend,” “plan,” “goal,” “guidance,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” “indicate,” “remain,” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured.

All forward-looking statements in this Form 6-K are based upon information available to Volaris and Viva on the date of this Report. Volaris and Viva undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. There can be no assurance that the Transaction will in fact be consummated.

Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements include: the possibility that Volaris’ shareholders may not approve the adoption of the business combination agreement; the risk that a condition to closing of the Transaction may not be satisfied (or waived); the ability of each party to consummate the Transaction; that either party may terminate the business combination agreement or that the closing of the Transaction might be delayed or not occur at all; possible disruption related to the Transaction to Volaris’ or Viva’s current plans or operations, including through the loss of customers and employees; the diversion of management time and attention from ongoing business operations and opportunities; the response of competitors to the Transaction; a failure to (or delay in) receiving the required regulatory clearances for the Transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the Transaction; the outcome of any legal proceedings that could be instituted against Volaris, Viva or others relating to the Transaction; the combined company’s ability to realize anticipated cost savings, synergies or growth from the Transaction in the timeframe expected or at all; that the combined holding company’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to the combined company and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund the combined holding company’s operations including capital expenditures over the next 12 months; legislative, regulatory and economic developments affecting the business of Volaris and Viva; the possibility and severity of catastrophic events, including but not limited to, pandemics, natural disasters, acts of terrorism or outbreak of war or hostilities; and other risks and uncertainties detailed in periodic reports that Volaris files with the Securities and Exchange Commission (“SEC”) and period reports that the companies file with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores; CNBV), as applicable. All forward-looking statements in this Form 6-K are based on information available to Volaris and Viva as of the date of this Report. Volaris and Viva each expressly disclaim any obligation to publicly update or revise the forward-looking statements, except as required by law.

Additional Information About the Transaction and Where to Find It

The Transaction is expected to be submitted to shareholders of Volaris and Viva for their consideration. Only shareholders of Volaris’ and Viva’s outstanding common shares registered as of the applicable record date are entitled to vote on the Transaction. Voting will be conducted in Mexico in accordance with Mexican law and each of the companies’ bylaws. Holders of American Depositary Shares (ADSs), Certificados de Participación Ordinarios (CPOs), or other instruments representing common shares are not shareholders of record, do not have voting rights and are not entitled to vote on the Transaction. In connection with the proposed Transaction, Volaris and Viva may prepare, make available and disclose, to shareholders and investors certain materials, including, as applicable, shareholder meeting documentation, proxy or information statements, prospectuses, offering materials, and other communications, which will be distributed in accordance with applicable law. If and when such materials are filed with or furnished to the SEC, the CNBV, the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV) or the Bolsa Institucional de Valores, S.A. de C.V. (BIVA), they will be made available free of charge on Volaris’ investor relations website and Viva’s investor relations website, for SEC filings, at www.sec.gov, for CNBV filings, at www.gob.mx/cnbv, for BMV filings at www.bmv.com.mx, and for BIVA filings at www.biva.mx. Shareholders of Volaris and Viva are urged to read any such materials carefully if and when they become available before making any voting or investment decision. The proposed Transaction remain subject to customary closing conditions, including receipt of applicable regulatory approvals and shareholder approvals, as described in related announcement materials.

This Form 6-K is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor a solicitation of any vote, approval, or proxy in any jurisdiction.

The information contained herein has not been reviewed or authorized by the CNBV, the BMV or BIVA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Date: December 18, 2025	By:	/s/ Enrique J. Beltranena Mejicano
	Name:	Enrique J. Beltranena Mejicano
	Title:	Chief Executive Officer

	By:	/s/ Jaime E. Pous Fernández
	Name:	Jaime E. Pous Fernández
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated December 18, 2025, titled “Volaris and Viva announce formation of a new Mexican airline group to accelerate the growth of airline travel and connectivity in Mexico”.

99.2	Investor email distributed to Mexican shareholders on December 18, 2025.